File: 12g3-2b 82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

SUPPL

Formation Capital Corporation Proposes to Extend Warrants

Vancouver, B.C., November 11, 2005, - Formation Capital Corporation (the Company, FCO-TSX) announced today that it has the conditional approval of the TSX to extend the Expiry Date, to September 15, 2006, subject to the Accelerated Expiry Date, of 19,099,999 outstanding non-transferable share purchase warrants (the "Warrants") and 1,213,800 outstanding Broker Warrants (the "Broker Warrants") issued on December 5, 2003. Each Warrant entitles the purchase, at $0.50 per share, and each Broker Warrant entitles the purchase, at $0.35 per share, of one common share of the Company. The extension of the Expiry Date of 160,000 Warrants held by non-arm's length parties is subject to shareholder approval.

Accelerated Expiry Date

In the event that the 10-day weighted average trading price of the Company's common shares on the TSX for any 10 consecutive trading days is $0.75 or more (the tenth such trading day being the "Determination") the expiry date of the Warrants and Broker Warrants will be accelerated to the thirtieth calendar day following the Determination (the "Accelerated Expiry Date"). The Company will forthwith on the Determination immediately notify the holders of the Warrants and Broker Warrants of the Accelerated Expiry Date. All Warrants and Broker Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the holders.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:

Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229,
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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